CONSENT OF EXPERT

March 1, 2007

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, Donald Podobnik, do hereby consent to the filing of the written disclosure of the technical report entitled “Mineral Resources Estimate – Revised Technical report for the Rosemont Deposit, Pima County, Arizona” dated April 21, 2006 (the “MRE”) in the Form 40-F Annual Report of Augusta Resource Corporation (the “Company”) dated March 1, 2007.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) Donald Podobnik
Name: Donald Podobnik, BSc, MSc
Role: Contract Employee to Washington
Group International in connection with the preparation of the MRE
Location: Denver Colorado